CANADA SOUTHERN PETROLEUM LTD.

INFORMATION CIRCULAR

April 27, 2005

For the Annual General and Special Meeting of Shareholders

to be held on Thursday, June 9, 2005

PROXIES

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canada Southern Petroleum Ltd. (the "Corporation") for use at the Annual General and Special Meeting of the holders (the "Shareholders") of common shares (the "Common Shares") of the Corporation to be held on Thursday, June 9, 2005, in the Plaza Room at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, at 11:00 a.m. (Calgary time) and at any adjournment thereof (the "Meeting"), for the purposes set forth in the accompanying Notice of Meeting.  Proxies must be delivered to American Stock Transfer ("AST") at the address shown on the envelope not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  Only a Shareholder of record at the close of business on May 9, 2005 (the "Record Date") will, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder establishes ownership to the Common Shares and demands at least ten days before the Meeting that his or her name be included on the list of Shareholders, be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, partnership or other entity, under its corporate seal or by an officer, partner agent or attorney thereof duly authorized.

A Shareholder submitting the proxy has the right to appoint a person or company (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated in the enclosed Form of Proxy.  To exercise this right, the Shareholder should insert the name of the desired representative in the blank space provided in the Form of Proxy and strike out the other names or submit another appropriate proxy.  The Form of Proxy or other proxy should be dated and executed by the Shareholder or his attorney duly authorized in writing.

Currency and Exchange Rate

All monetary figures are stated in Canadian currency unless otherwise indicated.  The exchange rate on April 22, 2005 was $1.00 Canadian = U.S. $0.8073.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Corporation at any time up to 4:30 p.m. (Calgary time) on June 8, 2005, the last business day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation.  The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Corporation.

In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of the Corporation, who will not be remunerated therefor.  The Corporation has retained The Proxy Advisory Group of Strategic Stock Surveillance, LLC to assist in the distribution of proxy solicitation materials for an estimated fee of U.S. $7,500 plus out-of-pocket expenses.

Exercise of Discretion by Proxy

The Common Shares represented by proxies in favour of management nominees will be voted on any poll at the Meeting and where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with the specification so made.

In the absence of such specification, such Common Shares will be voted IN FAVOUR OF the election of the persons nominated as directors or auditors in this Information Circular and AGAINST the shareholder proposal.  The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business.  At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to a substantial number of shareholders who do not hold their Common Shares in their own name.  If Common Shares are listed in an account statement provided to a shareholder by a broker, bank or other nominee, then in almost all cases those Common Shares will not be registered in such shareholder's name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the shareholder's broker, bank or other nominee, or an agent thereof.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from shareholders in advance of securityholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by shareholders in order to ensure that their Common Shares are voted at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the Meeting, Shareholders will be asked to elect five directors to serve until the next annual general meeting, or until their respective successors have been elected or appointed.   Unless otherwise directed, the Common Shares represented by proxy in favour of management nominees will be voted for the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

Arthur B. O'Donnell, who has served as a director of the Corporation since 1997 and served as a senior officer of the Corporation for many years prior to his retirement in 1994, is not standing for re-election as a director.  The Corporation wishes to acknowledge Mr. O'Donnell's contributions to the Corporation as an officer and director.

The Board of Directors currently consists of five directors.  Nominees for the Board of Directors and information concerning them as furnished by the individual nominees are set out below:

Name and Municipality of Residence and Position with the Corporation	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly or Controlled/Directed(1)(6)
Raymond P. Cej(2)(3)(4) Calgary, Alberta Director	2004	President, BA Energy Inc. (oilsands energy company)	50,000
Donald E. Foulkes Calgary, Alberta Director Nominee	Nominee	President and Chief Executive Officer of AltaCanada Energy Corp. (energy company)	5,000
Myron F. Kanik (2)(3)(4) Calgary, Alberta Director	2002	President of Kanik & Associates Ltd. (energy industry consulting firm)	50,000
John W. A. McDonald Calgary, Alberta President and Chief Executive Officer and Director	2004	President and Chief Executive Officer of the Corporation	62,333
Richard C. McGinity(2)(3)(4) Crowheart, Wyoming Chairman of the Board and Director	2002	President, School Street Capital Group (merchant banking company)	53,000

Notes:

(1)

As at April 27, 2005.

(2)

Member of the Audit Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Member of the Operations Committee.

(5)

The Corporation does not have an Executive Committee.

(6)

Including exercisable stock options.

All directors hold office until the earlier of their resignation or the date of the Corporation's next annual general meeting at which directors are elected, unless a director ceases to hold office or his office is vacated.

Mr. Cej has held his present position since 2003.  From 2001 to 2003, Mr. Cej was President and Chief Operating Officer of Synenco Energy Inc. (an oilsands energy company).  He has also been a director of GEOCAN Energy Inc. (an energy company) since 2003.  Mr. Foulkes has held his present position since September 2002.  From 2002 to 2003, he was Chairman of the Board of Bushmills Energy Corp. (an energy company).  From 1998 to 2001, he was Chief Executive Officer of Causeway Energy Corporation (an energy company).

No proposed director, together with such director's associates or affiliates, beneficially owns, directly or indirectly, or exercise control or direction over securities carrying 10% or more of the votes attached to the issued and outstanding Common Shares.

The following table summarizes for the Director nominees, other than Mr. McDonald whose options appear under the Executive Compensation section, the number of Common Shares acquired pursuant to exercises of options during the year ended December 31, 2004, if any, the aggregate value realized upon exercise, if any, and the number of Common Shares covered by unexercised options under the Stock Option Plan as at December 31, 2004.  Value realized upon exercise, if any, is the difference between the market value of the Common Shares on the exercise date and the exercise price of the option.  Value of in-the-money options at year end, if any, is the difference between the exercise or base price of the options and the market value of the Common Shares on December 31, 2004, which was $9.00 per Common Share.

2004 Option Exercises			Unexercised Options at December 31, 2004		Value of In-the-Money Options at December 31, 2004
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Raymond P. Cej	--	--	50,000	--	153,000	--
Donald E. Foulkes	--	--	--	--	--	--
Myron F. Kanik	--	--	50,000	--	109,500	--
Richard C. McGinity	--	--	50,000	--	73,500	--

No proposed director is as at the date hereof, or has been within the last ten years of the date hereof, a director or executive officer of any company (including the Corporation) that, while he or she was acting in such capacity: (i) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.  No proposed director has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditor

Unless otherwise directed, Common Shares representing proxies in favour of management nominees will be voted in favour of the appointment of the firm of Ernst & Young LLP, Chartered Accountants, of Calgary, Alberta, as auditor of the Corporation, to hold office until the next annual general meeting of the Shareholders and to authorize the directors to fix their remuneration as such.

Ernst & Young LLP were first appointed as auditors of the Corporation in 1954.

Information about the Corporation's Audit Committee Charter, the composition of its Audit Committee, the relevant education and experience of members of the Audit Committee, the Audit Committee's pre-approval policies and procedures and the external auditor's service fees (by category) are found under the heading "Audit Committee" commencing on page 38 of the Corporation's Annual Information Form dated March 28, 2005 and filed on SEDAR.

Shareholder Proposal

Pursuant to subsection 136(1) of the Business Corporations Act (Alberta), an eligible shareholder of the Corporation requested that the proposal attached as Schedule “A” be included in the Proxy Circular.  The proposal is that a resolution be passed by shareholders requesting that the Corporation engage the services of a qualified firm to evaluate, among other things, the value of the Corporation’s assets and issue a report giving advice to the Board of Directors regarding their findings.

The text of the resolution and the shareholder statement in support of the proposal is set forth in Schedule "A".  It is an ordinary resolution which must be passed by a majority of the votes cast by Shareholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

The Board of Directors recommends that shareholders VOTE AGAINST the shareholder proposal because:

•

it will duplicate work already being done by management and the Board of Directors;

•

the reserves of the Corporation, which are the cornerstone of the value of an energy company, are already evaluated annually by a third party independent qualified reserves evaluator;

•

the Corporation discloses the value of its reserves annually, estimated in compliance with prevailing regulations;

•

it will be expensive; and

•

it may prematurely put the Corporation “in play”, before the results of recent and potential future drilling activities are known.

The shareholder proposal would require the Corporation to retain immediately a “qualified firm” to undertake activities that in fact are (i) the detailed work that the Corporation’s management team performs all day, every day, and (ii) continuously reported by management to the Board of Directors via its Operations Committee and/or its Audit Committee.  Therefore, on its face the shareholder proposal would be costly, unproductive and unnecessary.

The shareholder is justifying the proposal on the basis that “it is difficult, if not impossible, for shareholders to properly evaluate and assess the Company and its opportunities for the future,” and further, that “…the owners of this Company deserve to understand the potential of the remaining assets, what growth opportunities exist and what potential strategies there may be to maintain and grow the Company’s capitalization and enhance value for shareholders.”

This justification seems to be based on two erroneous perceptions:  specifically, that (i) the Board and management are not committed to building shareholder value, nor to maximizing it for the benefit of all shareholders, and (ii) the Corporation releases insufficient information to enable informed observers to assess its prospects.  These perceptions are simply incorrect.

The justification ignores the significant steps already taken by management in the last 18 months to increase shareholder value:  specifically, settlement of the Kotaneelee litigation, re-establishment of a strong working relationship with the Kotaneelee operator, renewed drilling at Kotaneelee, resumption of exploration operations elsewhere in Western Canada, modernization of governance designed specifically to benefit shareholders, and assembly of a Board and management team whose members are proven performers in their industry.  Each of these steps was taken to (i) enable the Corporation to resume building its proven reserves and (ii) give shareholders greater influence over the direction of the Corporation going forward.

With respect to information provided to shareholders by the Corporation, the shareholders of Canada Southern are given as much or more information about the details of their Corporation’s operations than are the shareholders of other similarly-sized exploration companies.  Shareholders of large companies know far fewer details about theirs.  Canada Southern reports to its shareholders everything that it prudently can, except the specific details of its short-term operational plans.  Publicizing those would disadvantage the Corporation in the highly competitive oil and gas industry of western Canada and the even more highly competitive segment of the industry operating in Calgary.

Competitive considerations notwithstanding, the Corporation’s filings are particularly explicit with respect to reserves and reserve values, which are presented in strict compliance with applicable government regulations and accounting standards.  Reserves are, of course, the principal driver of value for exploration and development companies such as Canada Southern.  The market prices paid for proven and probable reserves are continuously discussed in the financial media and therefore available to all individuals interested in the industry, thus making an assessment of the Corporation’s value a relatively straightforward exercise for anyone wishing to do so.

Management and the Board understand their responsibilities and are committed to building shareholder value. Each member of the Board and management – as well as the nominee Director – have been chosen precisely because of their (i) intimate knowledge of the opportunities and strategies available to the Corporation and (ii) their demonstrated track records of building value for shareholders in this industry and geographic area.

Beyond the erroneous perceptions on which it is based, the proposal also contains a significant risk to the Corporation and its shareholders.  The Board is concerned that its implementation could result in the Corporation becoming a possible acquisition target prematurely and at a price that would not reflect the as yet unknown full potential of the Corporation’s properties.

The cost of engaging the services of a qualified firm, as described in the proposal, would be expensive.  We expect the direct cost of an engagement could be material in relation to the Corporation’s net income.  It would also divert management’s attention away from the business of finding oil and gas at a critical stage in the Corporation’s development.

For all the above reasons, the Board recommends that shareholder VOTE AGAINST this proposal.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to VOTE AGAINST the resolution set forth in Schedule "A".

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors and management of the Corporation, no director or executive officer of the Corporation or anyone who has held office as such since the beginning of the last financial year or of any associate or affiliate of any of the foregoing has a material interest in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Board of Directors and management of the Corporation, no insider and none of the directors and executive officers of the Corporation, or associate or affiliate of any of the foregoing, has had a material interest, direct or indirect, in any transaction of the Corporation since the beginning of the Corporation's last financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation.

INFORMATION CONCERNING THE VOTING SECURITIES

Common Shares and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares and, as at April 27, 2005, 14,417,770 Common Shares were issued and outstanding.  At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote, subject to certain restrictions imposed on the ability of a proxyholder to vote by show of hands where such proxyholder has conflicting instructions from more than one Shareholder.  On a poll or ballot, every Shareholder present in person or represented by proxy and entitled to vote has one vote for each Common Share of which he is the holder.  A Shareholder present in person or represented by proxy may demand a ballot either before or after any vote by show of hands.

The Corporation is also authorized to issue two classes of preferred shares, each class consisting of an unlimited number of shares.  Each class may be issued in series, with each series of each class ranking equally as to dividends and distribution on dissolution.  As at April 27, 2005, there were no preferred shares issued or outstanding.

To the knowledge of the directors and officers of the Corporation, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares.

A person holding Common Shares of record as of the Record Date shall be entitled to vote at the Meeting, except to the extent that the person has transferred the ownership of the Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of the Common Shares and demands at least ten days before the Meeting to be included in the list of those entitled to vote at the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting.

Quorum

Pursuant to the by-laws of the Corporation, a quorum of Shareholders is present at the Meeting irrespective of the number of persons actually present if two Shareholders holding not less than 10% of the shares entitled to vote at the Meeting are present or are represented by proxyholders or representatives entitled to vote at the Meeting.  Pursuant to the Business Corporations Act (Alberta) and the by-laws, if a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting.  If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

The following table provides an aggregate summary of all compensation plans previously approved by Shareholders as at December 31, 2004.  The Corporation does not have any compensation plans not previously approved by Shareholders.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	550,000	$6.87	347,834

A summary of the Corporation's stock option plans is contained in Schedule "B".

EXECUTIVE COMPENSATION

Summary Compensation Table

The Corporation currently has two executive officers.  The following table provides a summary of compensation earned during the fiscal years ended December 31, 2004, 2003 and 2002 by the President and Chief Executive Officer and the Chief Financial Officer (the "Named Executive Officers").  Specific aspects of this compensation are dealt with in further detail in the following tables:

Name and Principal Position	Financial Year Ended	Annual Compensation			Long-Term Compensation			All Other Com-pensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation(3) ($)	Awards		Payouts
					Securities Under Options (#)	Shares Subject to Resale Restrictions ($)	LTIP Payouts ($)
John W. A. McDonald(1) President and Chief Executive Officer	2004 2003 2002	157,500 -- --	45,000 -- --	n/a -- --	125,000 -- --	n/a -- --	n/a -- --	n/a -- --
Randy L. Denecky Chief Financial Officer(2)	2004 2003 2002	140,500 127,000 120,000	35,000 40,000 20,000	n/a n/a n/a	25,000 30,000 0	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a

Notes:

(1)

Mr. McDonald joined the Corporation on April 1, 2004.

(2)

Mr. Denecky served as the Acting President from January 7, 2002 to March 31, 2004.

(3)

The value of perquisites and other personal benefits received was not greater than 10% of the total annual salary and bonus of the Named Executive Officers for the financial year.

The Corporation grants stock options under its 1985 Stock Option Plan, its 1992 Stock Option Plan and 1998 Stock Option Plan, the terms of each of which are substantially identical (collectively, the "Stock Option Plan").

Option Grants During the Most Recently Completed Financial Year

The following table sets out the individual grants of options to purchase Common Shares made during the financial year ended December 31, 2004 to each Named Executive Officer.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
John W. A. McDonald	100,000 25,000	30.8% 7.7%	6.21 8.64	6.21 8.64	April 1, 2009 December 22, 2009
Randy L. Denecky	25,000	7.7%	8.64	8.64	December 22, 2009

Aggregated Option Exercises During the Most Recently Completed Financial Year and the Year End Option Values

The following table summarizes for the Named Executive Officers the number of Common Shares acquired pursuant to exercises of options during the year ended December 31, 2004, if any, the aggregate value realized upon exercise, if any, and the number of Common Shares covered by unexercised options under the Stock Option Plan as at December 31, 2004.  Value realized upon exercise, if any, is the difference between the market value of the Common Shares on the exercise date and the exercise price of the option.  Value of in-the-money options at year end, if any, is the difference between the exercise or base price of the options and the market value of the Common Shares on December 31, 2004, which was $9.00 per Common Share.

2004 Option Exercises			Unexercised Options at December 31, 2004		Value of In-the-Money Options at December 31, 2004
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
John W. A. McDonald	--	--	8,333	116,667	3,000	285,000
Randy L. Denecky	--	--	68,333	31,667	132,000	36,450

As of April 27, 2005, 560,000 options have been issued and remain outstanding, representing approximately 3.9 percent of the currently issued and outstanding Common Shares.

Option Repricings

There has not been any downward re-pricing of any options in the ten-year period preceding the date of this Information Circular.

Employment Agreements

On April 1, 2004, the Corporation entered into an executive employment agreement with John W. A. McDonald that provides for his employment as the Corporation's President and Chief Executive Officer.  The term of the agreement is for a period of three years and provides for an annual base salary of $210,000, which may be increased at the discretion of the Board of Directors.  In addition, Mr. McDonald is entitled to receive an annual or incentive performance bonus of up to 40% of the base salary, at the discretion of the Board.  The agreement also provided that the Corporation grant to Mr. McDonald options to purchase 100,000 Common Shares pursuant to the terms of a separate stock option agreement

The executive employment agreement provides that Mr. McDonald's employment may be terminated upon his 90-day advance notice or by the Corporation on written notice with or without "cause" (as described in the executive employment agreement).  If Mr. McDonald is terminated without "cause" or himself terminates his employment within 90 days of a "change of control" (as defined in the executive employment agreement), he is entitled to severance in the amount equal to his base monthly salary times 12 months plus an additional two months or each additional complete year of service after the first complete year, to a maximum of 24 months.  In addition, he would be entitled to receive a lump sum equal to the cost to the Corporation to provide certain employee benefits that Mr. McDonald would have been entitled to during the severance period.

Effective January 1, 2003, the Corporation entered into an employment contract with Randy L. Denecky that provided for his employment as the Corporation's Chief Financial Officer and, until March 31, 2004, as the Corporation's Acting President.  The term of the contract is for a period of one year, continuing thereafter from year to year, and provides for an annual base salary of $127,000, which may be increased at the discretion of the Board of Directors.  In addition, Mr. Denecky is entitled to receive an annual bonus of up to 25% of the base salary, at the discretion of the Board.  The agreement also provided that the Corporation grant to Mr. Denecky options to purchase 45,000 Common Shares, on the commencement of employment, pursuant to the terms of a separate stock option agreement.

The employment contract provides that Mr. Denecky's employment may be terminated upon his 90-day advance notice or by the Corporation or written notice with or without "cause" (as described in the employment contract).  If he is terminated without "cause" or himself terminates his employment within 365 days of a "change of control" (as defined in the employment contract), Mr. Denecky is entitled to severance in the amount equal to 12 times his base monthly salary, plus two times his base monthly salary for each completed year of service (beginning January 1, 2003), up to an overall maximum of 24 times his base monthly salary.  In addition, he would be entitled to receive an amount equal to the most recent annual bonus and an amount equal to the present worth of certain employee benefits that Mr. Denecky would have been entitle to during the severance period.

Compensation of Directors

During 2004, each director (excluding Mr. McDonald) received an annual director's fee of U.S. $35,000 and meeting fees of U.S. $1,000 for each Board and committee meeting attended.  The Audit Committee Chair fee was U.S. $10,000 per annum.  The Board Chairman fee was U.S. $100,000 per annum, which fee replaced all other meeting fees payable to the Chairman.

In connection with modernizing the Corporation’s governance, the Board revised the fee structure for 2005 (all payable in Canadian funds).   Each director (excluding Mr. McDonald) receives an annual director's fee of $35,000 and meeting fees of $1,000 for each Board and committee meeting attended.  The Audit Committee Chair fee is $12,500 per annum.  The Board Chairman fee is $30,000 per annum and includes all meeting fees as well as the fee for chairing the Corporate Governance and Nominating Committee.  The Chairmen of all other committees each receive $6,250 per annum.  Directors are also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.

The total directors' fees received in 2004 were as follows (in Canadian funds):  Raymond P. Cej - $22,751, Timothy L. Largay - $36,698, Arthur B. O'Donnell - $68,530, Myron F. Kanik - $75,528, Richard C. McGinity - $164,620, and D. Michael G. Stewart - $65,383.  Mr. McDonald is not paid director or meeting fees.  Directors were reimbursed for a total of $50,342 in expenses in 2004.

Composition of Compensation Committee

The entire Board of Directors, other than Mr. McDonald, served in 2004 as the Compensation Committee.  All members of the Compensation Committee are outside directors.  Prior to 1994, Mr. O'Donnell was an officer of the Corporation.

Compensation Committee Report

The Compensation Committee submits the following report for the year 2004:

While the Board of Directors does not maintain specific compensation policies applicable to the Chief Executive Officer or Chief Financial Officer, the Board does periodically benchmark such individuals' compensation against appropriate competitive market data.  Both the Chief Executive Officer and the Chief Financial Officer are eligible to receive an annual cash bonus and stock option awards at the discretion of the Board and based upon each individual's performance and contributions.  With respect to 2004, the Board granted Mr. McDonald a bonus of $45,000 and awarded him 25,000 stock options and Mr. Denecky a bonus of $35,000 and awarded him 25,000 stock options.

Compensation Philosophy

The Board of Directors has designed the Corporation's executive compensation packages to enable the recruitment, retention and motivation of executives.  The compensation packages are primarily comprised of base salary, discretionary annual cash bonus awards and stock options.  The Board believes that the incentive-based portion of each executive's compensation package is a key element, particularly the annual individual performance-based incentive bonus, which is awarded in recognition of individual and Corporation performance each year.  The Board also believes that stock options help to align the executives' interests with those of Shareholders and reward the executives for long-term growth in shareholder value.  The Board periodically benchmarks such individuals' compensation against appropriate competitive market data.

Salary Determinations.  Annual salaries for Messrs. McDonald and Denecky were established by the provisions of their respective employment agreements, which are more fully described under the headings "Employment Agreements".  The Board reviews each executive's salary on an annual basis and determines whether an increase is warranted based on the performance of the individual and/or the Corporation.  The Board awarded salary increases of 4.8% and 6.0%, effective January 1, 2005, to Mr. McDonald and Mr. Denecky respectively, to reflect their contribution and efforts during the year.

Bonus Determinations.  The Board may, at its discretion, pay annual bonuses to the executive officers.  The Board reviews annually the executives' performance and the performance of the Corporation and for 2004, based on that review, Mr. McDonald and Mr. Denecky were awarded cash bonuses of $45,000 and $35,000, respectively.

Stock Option Awards.  Under the terms of the Corporation's stock option plans, the Board has discretion to award options to purchase Common Shares to directors, officers, employees and consultants of the Corporation.  The Board believes that awarding options to purchase Common Shares, to its executives is an important element in their compensation packages.  These options align the executive officers' interests with those of the Shareholders by giving the executive officers a direct stake in the Corporation's performance.  In determining the annual stock options awarded to executives, the Board subjectively assesses each executive's performance during the year.  Based on such assessment, the Board granted Mr. McDonald and Mr. Denecky 25,000 options each.

Raymond P. Cej

Arthur B. O'Donnell

Myron F. Kanik

Richard C. McGinity

Performance Graph

The following graph illustrates the comparison between the five-year cumulative total shareholder return for $100 invested in the Common Shares as compared to the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index.

Index	1999	2000	2001	2002	2003	2004
Canada Southern Petroleum Ltd.	100	76	102	53	84	113
S&P/TSX Composite Index	100	107	94	82	104	119
S&P/TSX Oil & Gas Exploration and Production Index	100	147	152	176	212	298

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and executive officers of the Corporation, proposed nominees for election as directors of the Corporation, nor any associate of any such director, executive officer or proposed nominee, has been indebted to the Corporation or any of its subsidiaries at any time during the year ended December 31, 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX requires listed companies to disclose their corporate governance practices with reference to the TSX guidelines, including any explanation of the differences between the listed company's practices and the guidelines.  See Appendix "C" for the Corporation's Statement of Corporate Governance Practices.

OTHER MATTERS

As of the date of this Information Circular, the Board of Directors and management know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting.  If any other matter properly comes before the Meeting, proxies in favour of management nominees will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Financial information relating to the Corporation is provided in the Corporation's annual audited comparative consolidated financial statements for the year ended December 31, 2004 and related management’s discussion and analysis (“MD&A”).  Shareholders may contact the Corporation to request copies of the Corporation's consolidated financial statements and MD&A at 250, 706 – 7th Ave S.W., Calgary, Alberta, T2P 0Z1, Attention: Randy L. Denecky.

APPROVAL AND CERTIFICATION

The contents and the sending of this Information Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

By Order of the Board of Directors,

“John W. A. McDonald”

John W. A. McDonald

President and Chief Executive Officer

Dated April 27, 2005

SCHEDULE "A"

SHAREHOLDER PROPOSAL

BE IT RESOLVED THAT the Company engage the services of a qualified firm with substantial knowledge in energy exploration and production in Canada and the United States and with extensive client and industry connection to evaluate the Company's assets, identify potential growth opportunities, evaluate alternative strategies to maintain the growth of the Company's market capitalization, evaluate measures that could be taken by the Company to enhance shareholder value, identify measures that could be taken to publicize the company to institutional investors and the investment community and issue a report giving advice to the Board of Directors regarding those matters.

AND BE IT FURTHER RESOLVED THAT the Board of Directors of the Company be and it is hereby directed to immediately take steps to retain a qualified firm to provide such services to the Company.

SUPPORT STATEMENT FOR SHAREHOLDER PROPOSAL

For years Canada Southern shareholders have struggled owning a company that has been locked up due to litigation.  In the fall of 2003, our case was finally settled.

Faced with that protracted litigation, our Company survived over the last decade by depleting cash on hand pre-litigation, asset sales and a secondary offering.

Not only has the Company struggled to deal with its litigation, our management team has been constantly changing over the last decade.  We are now at a stage where it is difficult, if not impossible, for shareholders to properly evaluate and assess the Company and its opportunities for the future.

Before any of these matters can be fully and intelligently discussed, the owners of this Company deserve to understand the potential of the remaining assets, what growth opportunities exist and what potential strategies there may be to maintain and grow the Company's capitalization and enhance value for shareholders.  Accordingly, the undersigned is proposing that the shareholders authorize and direct the Company to retain the services of a qualified experienced firm to analyze and assess these matters and report to the Company's Board of Directors.

"Fred Schutzman"

Fred Schutzman – Trustee of The Fred Schutzman Trust

SCHEDULE “B”

STOCK OPTION PLANS

The Corporation has options outstanding pursuant to its 1985, 1992 and 1998 stock option plans (collectively, the "Option Plan").

The following disclosure with respect to the Option Plan is made pursuant to the rules of the TSX.

The Option Plan is the Corporation's sole "security based compensation arrangement" for the purposes of the disclosure requirements of the TSX.

The purpose of the Option Plan is to provide an opportunity for participants to acquire or increase a proprietary interest in the Corporation.

Any director, officer, employee or consultant of the Corporation or any of its affiliates is eligible to participate in the Option Plan.

The number of Common Shares for which stock options may be granted under the Option Plan and the percentage of currently outstanding Common Shares represented by such options is set out below, as at April 27, 2005:

Common Shares Available for Stock Option Grants	Percentage of the Corporation's Outstanding Common Shares
897,834	6.2%

There is no limit on the maximum number of Common Shares which may be issued to insiders under the Option Plan.

The maximum number of Common Shares which may be issued to any optionee under the Option Plan shall not exceed 5% of the issued and outstanding shares at the date of grant.

The Board is entitled to determine at the time of grant of the option the exercise price for the option provided that the exercise price shall be not be less the closing price of the shares on the TSX (or the principal exchange on which the Common Shares are listed) on the day preceding the date of the option (the "Market Price").

The Board can, under the Option Plan, also grant stock appreciation rights ("SARs").  No SAR can have an exercise price less than the Market Price.  There are no SARs outstanding under the Option Plan.

Under the Option Plan, the Corporation does not have the right to transform a stock option into a SAR involving an issuance of securities from Treasury.

The Board is entitled to determine at the time of grant of the option the vesting for the option, provided that if no such specific determination is made, the option shall vest as to one-third of the number of Common Shares granted on each of the first through third anniversaries of the date of the grant.

The Board is entitled to determine at the time of grant of the option the term of the option, provided that if no specific determination is made the option shall be exercisable for a period of ten years from the date the option is granted.

In the case of a stock option granted to an employee, in the event of termination of employment, other than (a) a termination that is either (i) for cause or (ii) voluntary on the part of the employee and without the written consent of the Corporation, or (b) a termination by reason of death, the employee may (unless otherwise provided in his or her award agreement) exercise his or her stock option at any time within three (3) months after such termination of employment, or such other time as the Board shall authorize, but in any event after ten (10) years from the date of granting thereof, to the extent of the number of shares subject to the stock option exercisable by the employee at the date of termination of employment.  In the event of the termination of the employment of an employee to whom a stock option has been granted that is either (i) for cause or (ii) voluntary on the part of the employee without the written consent of the Corporation, the stock option, to the extent not previously exercised, shall terminate on such termination.  In the event of a death of any holder of stock option, such stock option (unless previously terminated or exercised) may be exercised (to the extent exercisable by such person at the date of death) by such person’s legal representative at any time within a period of one (1) year after death, but not after ten (10) years from the date of granting of the stock option.

Options are not assignable except if transferred to a spouse.

Subject to any required stock exchange approvals, the Board may make such modifications or amendments to the Option Plan as it shall deem advisable, or in order to conform to any change in any law or regulation applicable thereto.  Without the consent of any person to whom any stock option has been granted, no termination, modification or amendment of the Option Plan may adversely affect any rights which may have previously been granted under the Option Plan to such persons.

The Corporation does not provide financial assistance to participants under the Option Plan.

There are no entitlements under the Option Plan that have been granted but are subject to ratification by the Corporation's shareholders.

SCHEDULE “C”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description of the Corporation's corporate governance practices is provided as required by the TSX, with reference to guidelines adopted by the TSX.

Corporate Governance Guidelines Compliance Table

GUIDELINES	COMPLIANCE	COMMENTS
1. The board of directors of the Corporation (the "Board") should explicitly assume responsibility for the stewardship of the Corporation, and specifically for:
(a) adoption of a strategic planning process;	Yes

Each year the Board reviews the Corporation's business plan, as well as its long-term strategic plan and financial goals.

The Board regularly monitors the Corporation's performance with respect to these plans and goals.  The Board as a whole meets with management to review and consider strategic planning.

The Board periodically reviews the strategic plan of the Corporation at regularly scheduled Board meetings.

(b) identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	The Board reviews, on an ongoing basis, the principal risks of the Corporation's business.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board periodically reviews with the Chief Executive Officer the management succession and development plan.
(d) communications policy; and	Yes

The policy of the Corporation is to comply with all disclosure requirements under applicable laws and stock exchange rules.  The CEO of the Corporation has overall responsibility for disclosure of information to shareholders, members of the investment community and the general public.

(e) integrity of the Corporation's internal control and management information systems.	Yes

The responsibility for reviewing internal control and management information systems is delegated to the Audit Committee, with assistance provided by external auditors.  Internal control and information systems are reviewed annually by the Audit Committee with management.

2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes

The Corporation has five directors.  The Corporate Governance Guidelines of the Corporation provide that a majority of the directors shall be unrelated.  The term "unrelated director" has the meaning set out in the TSX guidelines.

Four of the five directors recommended for election are unrelated directors.

3. Disclosure supporting the determinations of unrelated directors in Item 2.	Yes

Messrs. Cej, Kanik, McGinity and O’Donnell are unrelated directors of the Corporation.  Mr. Donald E. Foulkes, who is a nominee to the board of directors will, if elected, also be an unrelated director.  None of the unrelated directors has any material relationship with the Corporation.

John W. A. McDonald, who is the President and Chief Executive Officer of the Corporation, is a related director.

4. The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated, and is responsible for the appointment and assessment of directors.	Yes

The Board has appointed a Corporate Governance and Nominating Committee, comprised solely of unrelated directors, which has amongst its mandates the responsibility of recommending to the Board a slate of directors to be presented for election at the annual meeting of the Corporation's shareholders.  The Board's objective is to select individuals with education, experience and skills necessary to assist management in the operation of the Corporation's businesses.

In selecting an individual to become a director, the Board considers their education, business, governmental and civic experience, their communication and interpersonal skills, the diversity of the existing board and the background of the potential candidate, as well as any other matters which are relevant to the Board's objectives.

The Board considers the following additional qualities in selecting individuals to serve as members of the Board: independence, wisdom, integrity, an understanding of the Corporation's corporate philosophy, valid business or professional knowledge and experience, a proven record of accomplishment, an inquiring mind, willingness to speak one's mind, the ability to challenge and motivate management, future orientation and the willingness to commit time and energy to the best interests and pursuits of the Corporation.

The assessment of directors is done by the Board as a whole, with advice from the Corporate Governance and Nominating Committee.  Self-assessment by the Board is a formal process which occurs annually at one of the regularly scheduled quarterly Board meetings.

5.

The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

Yes

The responsibility for the assessment of the effectiveness of the Board as a whole, the committees of the Board, the appointments to those committees and the mandates thereof, as well as the contribution of individual directors on an ongoing basis, has been delegated to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee recommends to the Board following each annual meeting of shareholders the allocation of Board members to each Board committee.

6. Provide orientation and education program for new directors.	Yes

The Board has established an appropriate process for orientation and education for new directors.  Each is provided with written background materials and then meets with the management team to become educated about the Corporation's business.

7. Consideration of the size of the Board and the impact of the number upon effectiveness.	Yes

The Board has determined that five members is an appropriate size of the Board, given the size and complexity of the Corporation's business.  The Board is large enough to permit diversity of views and to staff the various committees of the Board, while facilitating effective decision-making.

8. Review the adequacy and form of the compensation of directors in light of the responsibilities and risks involved in being an effective director.	Yes

The Corporate Governance and Nominating Committee reviews, and makes recommendations to the Board where required, the adequacy and form of directors' compensation on an ongoing basis.  Management directors receive no additional compensation for Board service.

9. Committees should generally be composed of outside directors, a majority of whom are unrelated.	Yes

The Board has established three committees: the Corporate Governance and Nominating Committee, the Operations Committee and the Audit Committee.  All of the members of the Board’s committees are unrelated, outside directors.  Identification of the individual directors serving on each committee is described in this Information Circular under the heading "Matters to be Acted Upon at the Meeting - Election of Directors".

10. Appoint a committee responsible for developing the Corporation’s approach to corporate governance issues.	Yes

The Corporate Governance and Nominating Committee is expressly charged with the responsibility for developing the Corporation’s approach to governance issues and is responsible for the Corporation’s response to these governance issues.

11.

The Board, together with the CEO, should develop position descriptions for the Board and for the Chief Executive Officer, and the Board should approve or develop corporate objectives the Chief Executive Officer is responsible for meeting.

See comment

To date, the Board has not developed specific position descriptions for its members since the Board, acting together, exercises plenary power.  The Board retains all powers not delegated by the Board to management or Board Committees.  The Chief Executive Officer's responsibilities are reviewed annually. The Chief Executive Officer is accountable to the Board for meeting corporate objectives and for managing the day-to-day business of the Corporation, subject to compliance with plans and objectives approved from time to time by the Board. The Board retains responsibility for significant changes in the Corporation's affairs, such as approval of major expenditures, financing arrangements and significant acquisitions and divestitures.

The corporate objectives of the CEO include maximizing shareholder value, implementing the business plan for the Corporation that is reviewed annually by the Board pursuant to the Board's strategic planning process, developing and staffing the Corporation's management structure and providing effective communication between the Board, management and shareholders.

12. Establish structures and procedures to ensure that the Board can function independently of management.	Yes

There is only one member of management on the Board, being the President and Chief Executive Officer.  All other directors are independent of management.  The Board believes it functions and can continue to function independently of management. The Board regularly meets independently of management.  The Chair is not a related director, nor is he a member of management.

13. (a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee is comprised of outside directors, all of whom are unrelated.
(b) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes

The Board has adopted roles and responsibilities of the Audit Committee in the Audit Committee Charter.

Among other things, the Audit Committee is directly responsible for the appointment, termination, compensation, retention and oversight of the work of the independent auditing firm employed by the Corporation (including resolution of disputes between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.  The Audit Committee's selection of the Corporation's independent auditor is subject to shareholder approval as required by law.

The Audit Committee evaluates, at least annually, the auditor's qualifications, performance and independence.  The Audit Committee presents its conclusions with respect to the independent auditor to the Board.

The Audit Committee meets with management and the independent auditor to discuss annual and quarterly financial statements and management's discussion and analyses and earnings press releases.  The Audit Committee reviews and discusses the financial information to be included in the Corporation's public disclosure documents and makes a determination whether to recommend to the Board that the financial statements be presented to Shareholders.

The Audit Committee reviews with the Corporation's Chief Financial Officer and the independent auditor any changes in accounting policies as well as any other significant financial reporting issues.

The Audit Committee reviews with the Chief Executive Officer and the Chief Financial Officer the Corporation's disclosure controls and procedures and reviews periodically, but in no event less frequently than quarterly, management's conclusions about the efficacy of such disclosure controls and procedures, including any significant deficiencies or material non-compliance with such controls and procedures.

(c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate	Yes

The Audit Committee reviews with the independent auditors: (a) plans, staffing and scope for each annual audit; (b) the results of the annual audit and resulting opinion including major issues regarding accounting and auditing principles and practices; (c) adequacy of the Corporation's internal controls; (d) audit problems or difficulties and management's responses in respect of disagreements and facilitates the resolution of such disagreements and restrictions on the scope of access to information.

In every quarterly meeting of the Audit Committee, it meets with the external auditors with no members of management present.

(d)

The Audit Committee duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.

Yes

As discussed above, the Audit Committee reviews the scope and adequacy of management's system of internal control and reviews the adequacy and effectiveness of such internal controls through discussions with management and the work of the independent auditors.

14. Existence of a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances.	Yes

The Board, each committee and individual directors have access to independent legal, accounting, financial and other advisors, as each deems necessary or appropriate to assist the Board, committee or director in the conduct of their respective duties at the expense of the Corporation.

CANADA SOUTHERN PETROLEUM LTD.

#250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

www.cansopet.com